SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

RECEIVED
2007 APR -5 A 8:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

2 April 2007

07022310

Securities and Exchange Comi
Office of International Corpor:
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY COURIER

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 30 March 2007 as published in the South China Morning Post in Hong Kong on 2 April 2007 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

Encl

c.c. J P Morgan
- Mr Bric Luk

dw 4/6

E:\cherry\CWTC-Listco\Fin Results\4th Q 2006\Despatch\ltr to SEC.doc\1

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

ANNOUNCEMENT OF AUDITED FINANCIAL RESULTS BY AN ASSOCIATE – CHINA WORLD TRADE CENTER COMPANY LIMITED, THE PEOPLE'S REPUBLIC OF CHINA

THIS IS NOT THE ANNOUNCEMENT OF THE AUDITED FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE YEAR ENDED 31 DECEMBER 2006. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF RULE 13.09(1) OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA AND THE PUBLIC WITH AUDITED FINANCIAL INFORMATION OF A LISTED ASSOCIATE WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN THE PEOPLE'S REPUBLIC OF CHINA ("PRC") PURSUANT TO CHINA SECURITIES REGULATORY COMMISSION'S STANDARDS FOR CONTENTS AND FORMATS OF INFORMATION DISCLOSURE FOR COMPANIES PUBLICLY ISSUING SECURITIES NO. 2 - CONTENTS AND FORMATS OF ANNUAL REPORT (2005 AMENDMENTS) AND THE LISTING RULES OF THE SHANGHAI STOCK EXCHANGE (2006 AMENDMENTS).

SA HAS SEPARATELY ANNOUNCED ITS OWN FINAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2006 ON 27 MARCH 2007.

SUMMARY

On 29 March 2007, the Board of Directors of **CHINA WORLD TRADE CENTER COMPANY LIMITED** ("CWTC Listco"), a PRC company listed on the Shanghai Stock Exchange and an approximately 80.14% subsidiary of China World Trade Center Limited ("CWTC Holdco") (a PRC company in which SA has a 50% interest) (i.e. SA has an effective interest of approximately 40.07% in CWTC Listco), has approved the audited financial results of CWTC Listco for the year ended 31 December 2006 which will be published in the newspapers in PRC on 31 March 2007. The audited financial statements of CWTC Listco have been prepared in conformity with "Accounting Standards for Business Enterprises" and "Accounting Systems for Business Enterprises" of PRC. The Profit and Loss Account of CWTC Listco and recommendation on dividend by the Board of Directors of CWTC Listco are provided below.

On 29 March 2007, the Board of Directors of **CWTC Listco**, a PRC company listed on the Shanghai Stock Exchange and an approximately 80.14% subsidiary of CWTC Holdco (a PRC company in which SA has a 50% interest) (i.e. SA has an effective interest of approximately 40.07% in CWTC Listco), has approved the audited financial results of CWTC Listco for the year ended 31 December 2006 which will be published in the newspapers in PRC on 31 March 2007. The Profit and Loss Account of CWTC Listco and recommendation on dividend by the Board of Directors of CWTC Listco are provided below:

CHINA WORLD TRADE CENTER COMPANY LIMITED
AUDITED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 DECEMBER 2006

	For the year ended 31 December 2006 *RMB*	2005 *RMB*
Revenue from principal activity	817,334,000	778,169,957
Less: Cost of sales	(291,668,215)	(289,393,575)
Business tax & surcharge	(42,142,354)	(39,718,385)
Profit from principal activity	483,523,431	449,057,997
Add: Profit from other activities	–	–
Less: Operating expenses	(9,476,535)	(7,889,257)
Administrative expenses	(53,472,583)	(49,895,090)
Financial expenses	(66,795,892)	(22,061,169)
Operating profit	353,778,421	369,212,481
Add: Investment gain	8,187,870	6,386,261
Subsidy	–	–
Non-Operating income	1,668,408	722,578
Less: Non-Operating expenses	(5,628,182)	(5,776,162)
Total Profit	358,006,517	370,545,158
Less: Income tax	(116,816,106)	(123,866,588)
Minority interests	–	–
Net Profit	241,190,411	246,678,570

RECOMMENDATION ON DIVIDEND BY THE BOARD OF CWTC LISTCO

Pursuant to a resolution passed at the board meeting of CWTC Listco held on 29 March 2007, the Board of Directors of CWTC Listco has recommended a dividend of RMB1.20 (tax included) for every 10 ordinary shares held for the year ended 31 December 2006 (2005: RMB2.00 (tax included) for every 10 ordinary shares held) payable to the shareholders of CWTC Listco. Such dividend will be subject to approval by the shareholders of CWTC Listco at its forthcoming annual general meeting.

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE AUDITED FINANCIAL RESULTS AND DIVIDEND RECOMMENDED PERTAIN ONLY TO CWTC LISTCO, IN WHICH SA HAS AN EFFECTIVE INTEREST OF APPROXIMATELY 40.07%, AND NOT TO SA ITSELF.

SA HAS ACCOUNTED FOR ITS 50% SHARE OF THE 2006 CONSOLIDATED RESULTS OF CWTC HOLDCO (WHICH HAS ACCOUNTED FOR ITS SHARE OF RESULTS IN CWTC LISTCO) IN SA'S FINAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2006 AFTER MAKING APPROPRIATE ADJUSTMENTS TO COMFORM WITH SA'S ACCOUNTING POLICIES WHICH ARE IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 30 March 2007

As at the date of this announcement, the Board of Directors of SA comprises Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing, Mr. Giovanni Angelini and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Timothy David Dattels and Mr. Wong Kai Man as Independent Non-Executive Directors.

* *for identification purposes only*

END